G. Mike Mikan Executive Vice President and Chief Financial Officer
9900 Bren Road East MN008-T020 Minnetonka MN 55343
Tel (952) 936-7374 Fax (952) 936-3007

August 3, 2009	VIA OVERNIGHT DELIVERY AND EDGAR

Attention: Jim B. Rosenberg

Division of Corporation Finance

Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Re:	UnitedHealth Group Incorporated
Form 10-K for the Period Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 001-10864

Ladies and Gentlemen:

On behalf of UnitedHealth Group Incorporated (the “Company”), this letter is in response to oral comments received from Ms. Kelra Ino of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 30, 2009, in connection with the Company’s response letter to the Staff dated June 17, 2009 (the “Initial Response Letter”). The oral comments related to three of the eight comments included in the Commission’s initial comment letter, dated June 3, 2009, to the Company.

For the convenience of the Staff, the Staff’s initial comments related to the follow-up oral comments are repeated below. The Company has also discussed these comments with Ms. Ino on July 31, 2009 to obtain additional clarification which provides the basis for the responses in this letter.

Financial Statements

4. Cash, Cash Equivalents and Investments, page 67

1.	Initial Comment:

3. Please disclose the circumstances giving rise to the unrealized investment losses on mortgage-backed securities and why you believe the losses to be temporary. Your discussion should quantify the amount, if any, of underlying mortgages that defaulted in repayment.

Securities and Exchange Commission

August 3, 2009

Follow-Up Comment: Please refer to your response to the Staff’s prior comment No. 3. We believe the information provided in your response would be useful to investors. Please confirm that you will include this information in your next quarterly filing.

Response: Based on the information provided to the Staff in the Initial Response Letter, the Company had concluded that the expanded disclosure regarding the unrealized investment losses on mortgage-backed securities and the related mortgage payment defaults was not material and thus may not be useful disclosure to investors. However, after discussing the above with Ms. Ino, the Company understands that, in the current market environment, investors may benefit from the expanded disclosure to understand why the Company’s exposure to investment losses on mortgage-backed securities and the related mortgage payment defaults was not material. Accordingly, beginning with the Company’s Form 10-Q for the quarterly period ending June 30, 2009, the Company will provide the following disclosure, as applicable:

The unrealized losses on mortgage-backed securities as of June 30, 2009 were caused primarily by higher interest rates in the marketplace, reflecting the higher perceived risk assigned by fixed-income investors to commercial mortgage-backed securities (CMBS). These unrealized losses represented 2% of the total amortized cost of the Company’s mortgage-backed security holdings as of June 30, 2009. The Company believes these losses to be temporary. The Company believes that it will collect all principal and interest due on all investments that have an amortized cost in excess of fair value. Approximately 97% of the Company’s mortgage-backed securities in an unrealized loss position as of June 30, 2009 were rated “AAA” with no known deterioration or other factors leading to an other-than-temporary impairment. As of June 30, 2009, the Company did not have the intent to sell any of the securities in an unrealized loss position.

As of June 30, 2009, the Company’s holdings of non-U.S. agency mortgage-backed securities included $15 million of commercial mortgage loans in default. These investments were acquired in the first quarter of 2008 pursuant to an acquisition and were recorded at fair value and represented less than 1% of the Company’s total mortgage-backed security holdings as of June 30, 2009.

2.	Initial Comment:

4. You disclose that mortgage-backed securities include U.S. agency-backed mortgage pass-through securities. Please disclose the following:

•	The amount of U.S. agency mortgage-backed securities versus non-U.S. agency mortgage backed securities and the related respective unrealized losses on these investments;

Securities and Exchange Commission

August 3, 2009

•	Your exposure to sub-prime mortgage-backed securities;

•	Your exposure to Alt-A, Home Equity Lines of Credit and other high risk mortgages;

•	A table of mortgage-backed securities by origination year and credit rating over the past five years; and

•	A table of mortgage-backed securities in an unrealized loss position by credit rating distribution.

Follow-Up Comment: Please refer to your response to the Staff’s prior comment No. 4. We believe the information provided in your response would be useful to investors. Please confirm that you will include this information in your next quarterly filing.

Response: Based on the information provided to the Staff in the Initial Response Letter, the Company had concluded that the expanded disclosure regarding the mortgage-backed securities was not material and thus may not be useful disclosure to investors. However, after discussing the above with Ms. Ino, the Company understands that, in the current market environment, investors may benefit from the expanded disclosure to understand why the Company’s exposure to investment losses on mortgage-backed securities was not material. Accordingly, beginning with the Company’s Form 10-Q for the quarterly period ending June 30, 2009, the Company will provide the disclosure, as applicable, as set forth below.

In response to the portion of the comment regarding “the amount of U.S. agency mortgage-backed securities versus non-U.S. agency mortgage backed securities and the related respective unrealized losses on these investments,” the Company would propose to modify its disclosure, as applicable, as follows (the new disclosure is underlined):

Securities and Exchange Commission

August 3, 2009

The amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments, by type, were as follows:

(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30, 2009
Cash and cash equivalents	$7,247	$—	$—	$7,247
Debt securities - available-for-sale:
U.S. government and direct agency obligations	1,163	14	(12)	1,165
State and municipal obligations	6,445	174	(45)	6,574
Corporate obligations	2,956	88	(38)	3,006
U.S. agency mortgage-backed securities	1,984	61	(2)	2,043

Non-U.S. agency mortgage-backed securities	637	3	(56)	584

Total debt securities - available-for-sale	13,185	340	(153)	13,372

Equity securities - available-for-sale	507	7	(16)	498

Debt securities - held-to-maturity:
U.S. government and direct agency obligations	158	5	—	163
State and municipal obligations	19	—	—	19
Corporate obligations	24	—	—	24

Total debt securities - held-to-maturity	201	5	—	206

Total cash, cash equivalents and investments	$21,140	$352	$(169)	$21,323

December 31, 2008
Cash and cash equivalents	$7,426	$—	$—	$7,426
Debt securities - available-for-sale:
U.S. government and direct agency obligations	1,276	65	(2)	1,339
State and municipal obligations	6,440	134	(90)	6,484
Corporate obligations	2,802	33	(132)	2,703
U.S. agency mortgage-backed securities	2,245	62	—	2,307

Non-U.S. agency mortgage-backed securities	744	—	(105)	639

Total debt securities - available-for-sale	13,507	294	(329)	13,472

Equity securities - available-for-sale	489	8	(20)	477

Debt securities - held-to-maturity:
U.S. government and direct agency obligations	157	10	—	167
State and municipal obligations	19	—	—	19
Corporate obligations	24	—	—	24

Total debt securities - held-to-maturity	200	10	—	210

Total cash, cash equivalents and investments	$21,622	$312	$(349)	$21,585

Securities and Exchange Commission

August 3, 2009

In response to the portion of the comments regarding “your exposure to sub-prime mortgage-backed securities” and “your exposure to Alt-A, Home Equity Lines of Credit and other high risk mortgages,” the Company would propose to modify its disclosure, as applicable, as follows:

Included in the Company’s investment portfolio were sub-prime mortgage-backed securities with fair values of $16 million and $25 million as of June 30, 2009 and December 31, 2008, respectively. Also included were Alt-A and home equity lines of credit with fair values of $28 million and $36 million as of June 30, 2009 and December 31, 2008, respectively.

In response to the portion of the comment regarding “a table of mortgage-backed securities by origination year and credit rating over the past five years,” the Company would propose to modify its disclosure, as applicable, as follows:

The fair value of the Company’s mortgage-backed securities by origination and credit rating as of June 30, 2009 were as follows:

(in millions)	AAA	AA	A	BBB	Non-Investment Grade	Total Fair Value
2008	$2	$—	$—	$—	$—	$2
2007	81	—	—	—	1	82
2006	128	1	—	—	18	147
2005	132	1	2	5	6	146
Pre - 2005	191	—	1	—	15	207
U.S agency mortgage-backed securities	2,043	—	—	—	—	2,043

Total	$2,577	$2	$3	$5	$40	$2,627

In response to the portion of the comment regarding “a table of mortgage-backed securities in an unrealized loss position by credit rating distribution,” the Company would propose to modify its disclosure, as applicable, as follows:

The Company’s mortgage-backed securities in an unrealized loss position by credit rating distribution were as follows:

	June 30, 2009		December 31, 2008
(in millions)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
AAA	$726	$(56)	$624	$(105)
AA	4	(1)	1	—
A	—	—	—	—
BBB	—	—	13	—
Non-investment grade	15	(1)	1	—

Total	$745	$(58)	$639	$(105)

Securities and Exchange Commission

August 3, 2009

Equity Securities, page 71

3.	Initial Comment:

6. Revise your disclosure to describe the market model and the significant assumptions you used at each balance sheet date in determining the fair value of your equity securities.

Follow-Up Comment: Please refer to your response to the Staff’s prior comment No. 6. Please expand your disclosure to further describe the market model and the significant assumptions used in valuing the Company’s venture capital portfolios.

Response: Beginning with the Company’s Form 10-Q for the quarterly period ended June 30, 2009, the Company would propose to modify its disclosure as follows (the new disclosure is underlined):

Equity Securities. Equity securities are held as available-for-sale investments. Fair value estimates for Level 1 and Level 2 publicly traded equity securities are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices. The fair values of Level 3 investments in venture capital portfolios are estimated using market modeling approaches that rely heavily on management assumptions and qualitative observations. These investments totaled $284 million as of June 30, 2009. The fair values of the Company’s various venture capital investments are computed using limited quantitative and qualitative observations of activity for similar companies in the current market. The key inputs utilized in the Company’s market modeling include, as applicable: transactions for comparable companies in similar industries and having similar revenue and growth characteristics; similar preferences in the capital structure; discounted cash flows; liquidation values and milestones established at initial funding and the assumption that the values of the Company’s venture capital investments can be inferred from these inputs.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 3, 2009

Please contact the undersigned at (952) 936-7374 or Eric S. Rangen, Senior Vice President and Chief Accounting Officer of the Company, at (952) 936-5778 with any questions relating to this letter. Thank you.

Yours very truly,

/s/ G. Mike Mikan
G. Mike Mikan
Executive Vice President and Chief Financial Officer